HESKETT & HESKETT

ATTORNEYS AT LAW

2401 NOWATA PLACE, SUITE A

BARTLESVILLE, OKLAHOMA 74003

JOHN HESKETT	TELEPHONE (918) 336-1773
JACK HESKETT (1932 - 2005)	FACSIMILE (918) 336-3152
BILL HESKETT (1933 - 1993)	EMAIL: INFO@HESKLAW.COM

October 9, 2020

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Farmhouse, Inc. (“Company”)

Amendment No. 5 to Registration Statement on S-1

Filed October 7, 2020

File No. 333-238326

Dear Sir/Madame:

Please let this correspondence serve as our official request for acceleration of the effective date of the heretofore filed Registration Statement Amendment No. 5 containing the requested changes and as specifically amended, pursuant to Rule 461 of the Securities Act of 1933. We hereby request that the effective date of the registration be established as the 13th day of October, 2020 at 4:00 p.m., or as soon as practicable.

The Company acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to the requirements of the Securities Act of 1933, this acceleration request has been signed by the following person in the capacity and on the date indicated.

Very truly yours,

/s/ John Heskett_________

John Heskett

JFH:kg

Request for Acceleration:

Farmhouse, Inc.

/s/ Evan Horowitz________

Evan Horrowitz, CEO